Karen E. Anderson +1 858 550 6088 kanderson@cooley.com	VIA EDGAR

September 17, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald E. Field

Re:	Equillium, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 30, 2018
CIK No. 0001746466

Dear Mr. Field:

Enclosed on behalf of our client, Equillium, Inc., a Delaware corporation (the “Company”), is a registration statement on Form S-1 (the “Registration Statement”). The Registration Statement updates the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on August 3, 2018 and amended on August 30, 2018 (the “Amended Draft Registration Statement”). The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Amended Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letters dated August 28, 2018 (the “August Comment Letter”) and September 14, 2018 (the “September Comment Letter” and together with the August Comment Letter, the “Comment Letters”) with respect to the Amended Draft Registration Statement as well as to generally update the disclosure; provided that the Company is only providing a response to comment #6 of the August Comment Letter in this letter. The numbering of the paragraphs below corresponds to the numbering in the Comment Letters, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Registration Statement.

Staff Comments and Company Responses

August Comment Letter

Use of Proceeds, page 59

6.

We note your disclosure that you intend to use net proceeds to fund research and development of EQ001. Please revise to specify how far in the development of EQ001 you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

United States Securities and Exchange Commission September 17, 2018 Page Two

Response: The Company has revised the disclosure on page 59 of the Registration Statement.

September Comment Letter

Overview, page 1

1.

We note your responses to our prior comments 1 and 2. Please include a footnote to the table on page 1 to clarify that the Phase 1 trial was completed by your collaboration partner Biocon and was not completed in the U.S. or Canada.

Response: The Company has revised the disclosure on pages 2 and 79 of the Registration Statement.

*        *         *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6088.

Sincerely,

/s/ Karen E. Anderson

Karen E. Anderson

cc:	Daniel M. Bradbury, Equillium, Inc.

Bruce Steel, Equillium, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com